Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: CHW Acquisition Corporation

Subject Company: CHW Acquisition Corporation

Filer’s Commission File Number: 001-40764

Date: February 4, 2022

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Garrett Smallwood
CEO at Wag Labs Inc.
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Wag! is the one-stop shop for pet care, from dog walking to sitting, advice from pet experts, training, and wellness. 📱 Today, Wag Labs Inc. is pawsitively thrilled to announce that we are moving towards becoming a publicly-traded company. 🐾

A HUGE thank you to each member of the Wag! Community for making this possible. 🐶

Check out the Press Release: https://wag.me/pr-chw
Important information about the transaction found here: https://wag.co/legend

Wag!
ounces it is
n its way to
becoming a
licly-traded
any through
with CHW
isition Corp.
Thank you to the entire
Wag!
community.

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